July 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeanne Baker
Terence O’Brien

Re:	Cibus, Inc.
Form 8-K/A filed June 29, 2023
File No. 001-38161

Ladies and Gentlemen:

Cibus, Inc. (formerly Calyxt, Inc.), a company incorporated under the laws of the state of Delaware (the “Company” or “Cibus” and, prior to the completion of the business combination, “Calyxt”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated July 18, 2023 (the “Comment Letter”) with respect to the Company’s Form 8-K/A filed with the Commission on June 29, 2023.

Set forth below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Capitalized terms not otherwise defined in this letter have the meaning given to them in the above referenced filing.

Form 8-K/A filed June 29, 2023

Exhibit 99.7 Unaudited Pro Forma Combined Financial Information for Cibus Global, LLC and Calyxt, Inc.

Introductory Note, page 1

1.	Please clarify the following regarding your determination that Calyxt, Inc. is the accounting acquirer:

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Tell us how you determined that Cibus Global met the definition of a variable interest entity and identify the primary beneficiary of Cibus Global prior to the business combination. Please note that the initial determination of whether a legal entity is a VIE shall be made on the date at which a reporting entity becomes involved with the legal entity. Refer to ASC 810-10-25-37 and ASC 810-10-15-14.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 26, 2023

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You disclose that Calyxt, Inc. will be the managing member and has been determined to be the accounting acquirer. Please confirm that Calyxt, Inc. as referred to herein, is the newly combined entity that will be renamed as Cibus, Inc. With reference to (i) the ownerships interests in Cibus, Inc. and (ii) the primary beneficiary of Cibus Global prior to the merger, please address whether there has been a change in control of Cibus Global. If not, please address the appropriateness of stepping up the assets and liabilities of Cibus Global to fair value.

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We note that the combined company will be organized in an “UP-C” structure, and Cibus Inc.’s only material asset will consist of Cibus Common Units. Legacy Calyxt, Inc. stockholders are expected to own approximately 5% of the issued and outstanding shares of Cibus, Inc. and legacy holders of Cibus Global membership units are expected to own approximately 95% of the issuance and outstanding shares of Cibus, Inc. With reference to these ownership interests, please explain why, for accounting purposes, you believe that Calyxt Inc. is the accounting acquirer and Cibus Global is the acquiree.

Response:

The Company acknowledges the Staff’s comment and respectively submits the following response.

On May 31, 2023, the Company completed its business combination in accordance with the terms of the Agreement and Plan of Merger, dated as of January 13, 2023, as amended by the First Amendment thereto dated as of April 14, 2023 (as amended, the “Merger Agreement,” and the transactions contemplated thereby, the “Transactions”), by and among the Company, Calypso Merger Subsidiary, LLC (“Merger Subsidiary”), Cibus Global, LLC (“Cibus Global”), and certain blocker entities party thereto.

The Company confirms that upon the closing of the Transactions, Calyxt, Inc. changed its name to Cibus, Inc., which constituted the ultimate parent corporation for the newly combined company. The combined company is organized in an “Up-C” structure, and the Company’s only material asset consists of Cibus Global common units (“Cibus Common Units”).

The Company concluded that upon closing of the Transactions Cibus Global meets the definition of a variable interest entity (a “VIE”) as Cibus Global’s equity holders, as a group, lack the power to direct the activities that most significantly impact the entity’s economic performance. In making its determination, the Company noted that when assessing whether the equity holders,

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 26, 2023

as a group, lacked the power to direct the activities that most significantly impact the entity’s economic performance, there are different considerations depending on whether the entity is a limited partnership or a corporation (ASC 810-10-05-03). Pursuant to the Third Amended and Restated Limited Liability Company Agreement of Cibus Global, which took effect in connection with the closing of the Transactions, (1) the Company is the sole managing member of Cibus Global, exercising a role that is functionally equivalent to that of a general partner of a limited partnership, and (2) the members of Cibus Global other than the Company, are non-managing members that do not possess kick-out rights or substantive participating rights, serving a role that is functionally equivalent to that of limited partners of a limited partnership. Accordingly, because Cibus Global is structured under its Third Amended and Restated Liability Company Agreement such that the Company acts as the managing member with no other member, individually or together, possessing the power to direct the activities of Cibus Global that most significantly impact Cibus Global’s economic performance, the Company determined that Cibus Global should be treated as a limited partnership for purposes of this assessment for US GAAP accounting purposes. Because the non-managing members lack the power to direct the activities of Cibus Global that most significantly impact Cibus Global’s economic performance, the Company determined that Cibus Global should be classified as a VIE. The Company has a variable interest in Cibus Global through its 79.1% ownership of Cibus Common Units effective as of June 1, 2023, immediately following consummation of the Transactions.

The Company advises the Staff that it considered the guidance in ASC 810-10-25-37 and ASC 810-10-15-14 in making its assessment. Prior to the completion of the Transactions, Calyxt did not hold a variable interest in Cibus Global. The Company considered the fact that Cibus Global entered into a loan agreement with Calyxt prior to the completion of the Transactions; however, such loan resulted in Cibus Global holding a variable interest in Calyxt. and did not provide Cibus Global with any power to direct the activities of Calyxt. Because the corporate structure that was implemented upon completion of the Transactions, including the acquisition by the Company of the Cibus Common Units, represented a reassessment event, the VIE assessment took place in connection with the conclusion of the Transactions.

In determining the accounting acquirer in the Transactions, the Company considered the guidance set forth in ASC 805-10-25-5, which states that in a business combination in which a VIE is acquired, the primary beneficiary of that entity is always the acquirer. In accordance with ASC 805-10-25-5, the Company’s determination of which party was the primary beneficiary of the VIE was made in accordance with the guidance in the VIE subsections of ASC 810-10.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 26, 2023

The Company analyzed which entity meets the criteria to be considered the primary beneficiary of Cibus Global. In accordance with ASC 810-10-25-38A, the Company determined that Calyxt was the primary beneficiary of Cibus Global following the Transactions because it met both of the following criteria:

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The decisions that most significantly affect the economic performance of Cibus Global are those that relate to the core operations—using its proprietary gene editing technologies to develop and license gene edited plant traits that improve farming productivity or produce renewable low carbon plant products. Following the Transactions, the Company is the sole managing member of Cibus Global, and has sole control or authority over all activities, including those that have the most significant impact on Cibus Global.

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Following the Transactions, the Company’s variable interests in Cibus Global, through its ownership of Cibus Global’s Common Units, results in the right (and obligation) to receive benefits (and absorb losses) of Cibus Global that could potentially be significant to Cibus Global.

Because Calyxt was the primary beneficiary of, and following the Transactions has the controlling financial interest in, Cibus Global, a VIE, the Company concluded that Calyxt, the legal acquirer, is also the accounting acquirer in accordance with the guidance in ASC 805-10-25-5. Because Calyxt is the accounting acquirer, Cibus Global is the accounting acquiree. Accordingly, the relative ownership interests of the legacy stockholders of Calyxt and the legacy equity holders of Cibus Common Units were not required to be considered in the assessment of the accounting acquirer.

The Company also considered the guidance in ASC 810-10-30-1 which states that if the primary beneficiary of a VIE and the VIE are under common control, that the initial consolidation should be recognized at carryover basis because no change in control has occurred. As part of this analysis, the Company evaluated whether any person controlled Cibus Global, the entity to be acquired by Merger Subsidiary, prior to the Transactions, and whether that same person, if any, controlled the Company following the Transactions. Prior to the closing of the Transactions, none of Cibus Global’s members had a controlling financial interest in Cibus Global. The largest equity holders prior to the consummation of the Transactions were FMR, LLC and Cibus Global’s Chief Executive Officer and Chairman, Rory Riggs, who beneficially owned 14.46% and 13.71% of the voting equity units of Cibus Global, respectively, and neither of which controlled Cibus Global’s board of directors. Prior to the Transactions, Calyxt was primarily owned by its public stockholders, with Cellectis S.A., a publicly traded company, owning 48.2% of the outstanding common stock and possessing a right to designate a majority of Calyxt’s board of directors. Subsequent to the closing of the Transactions, no one person or entity controls the Company. Thus, the Company concluded that the Transactions did not represent a transaction between entities under common control.

The Company notes, therefore, that the business combination was accounted for using the acquisition method under ASC 805 with Calyxt as the accounting acquiror because Calyxt gained control of Cibus Global through its role as the managing member, as discussed above. Under the acquisition method, the Company was required to measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in, the acquiree at their acquisition-date fair values.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 26, 2023

The Company acknowledges that all of the Staff’s comments raised in the Comment Letter as well as the oral comment referenced below must be resolved before a request will be considered for the acceleration of effectiveness of the Registration Statement on Form S-3 (File No. 333-273062) filed by the Company on June 30, 2023 (the “Registration Statement”). In response to an oral comment provided by the Staff in respect of the Registration Statement, the Company will file a pre-effective amendment to the Registration Statement on Form S-3/A to reflect the Company’s incorporation by reference therein of the Company’s Annual Report on Form 10-K filed on March 2, 2023 as well as Amendment No. 1 thereto on Form 10-K/A filed on March 3, 2023.

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If you have any questions regarding the foregoing or would like to discuss further any of the matters raised in this response letter, please feel free to contact Peter E. Devlin of Jones Day at (212) 326-3978.

Very truly yours,

/s/ Rory Riggs

Rory Riggs
Chief Executive Officer

cc:	Jane Park, Securities and Exchange Commission

Wade King, Cibus, Inc.

Steve Berreth, Cibus, Inc.

Peter E. Devlin, Jones Day

Jeremy W. Cleveland, Jones Day